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January 06, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bradley Ecker and Geoffrey Kruczek

Re:	LOBO EV TECHNOLOGIES LTD Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted December 9, 2022 CIK No. 0001932072

Dear Mr. Ecker and Mr. Kruczek:

On behalf of our client, LOBO EV Technologies Ltd. (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No .2 to Draft Registration Statement on Form F-1 submitted on December 9, 2022, (the “Registration Statement”) contained in the Staff’s letter dated December 21, 2022 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 3 to the Draft Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Confidential Draft Registration Statement on Form F-1 submitted December 9, 2022

Our principal shareholders have substantial influence over our company. Their interests may not be aligned with the interests..., page 50

1.	We note your response to our prior comment 3 and reissue. Your revised disclosure, that your principal shareholders “will beneficially own approximately [ ]% of [y]our outstanding Ordinary Shares representing more than 50% of the voting power of the Company,” continues to imply that there will be multiple classes of stock outstanding after this offering, each with different voting rights. If that is not true, please revise to eliminate that implication. If it is true, revise throughout to discuss the terms of and risks related to the different classes of stock.

Response: The Company has amended page 50 of the Amendment in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Operations

Revenues, page 65

2.	We note your discussion on pages 2-3 (“Brief introduction to our products”) where you identify the various products you offer along with the amount of revenues generated from sales of such products. Please revise your MD&A to provide a more detailed and granular discussion that would provide greater transparency into the material components and potential variability of your revenues. For example, your disclosures should:

●	identify and quantify each individually significant component of revenues;
●	quantify the change in each respective component during each period; and
●	discuss the reasons for the increases or decreases in the specific dollar amounts for each of the components identified. Supplement your discussion with additional information that would be meaningful to an investor (e.g., in comparative tabular format, quantify the number of units sold for the respective reporting periods).

Response: The Company has amended pages 65 and 70 of the Amendment in response to the Staff’s comment.

Business, page 97

3.	We note your response to our prior comment 5. Please disclose whether and to what extent you rely on third-party manufacturing for your products. In this regard, we note your disclosure on page 27 that you “purchase certain key components and raw material, such as batteries, motors, tires, battery chargers and controllers from external suppliers for use in [y]our operations and production of products.” Also, as previously requested, disclose the extent of utilization of your facilities.

Response: The Company has amended page 102 in response to the Staff’s comments.

Strengthen cost control, page 101

4.	We note your response to our prior comment 7. Please revise to expand how you intend to implement cost control with specific, concrete examples, including how the examples you provide actually lowered procurement costs.

Response: The Company has amended page 101 in response to the Staff’s comments.

Related Party Transactions, page 123

5.	We note your response to prior comment 9. Please update the disclosure to be as of the most recent practicable date. Currently, your disclosure is as of June 30, 2022, which more than five months prior to the date of this submission.

Response: The Company has amended page 123 of the Amendment in response to the Staff’s comment.

General

6.	We note your interim financial statements provided in response to prior comment 11. Please also update all relevant sections throughout the F-1 where financial information is presented to include this interim financial data. In this regard, we note your summary information on page 13, capitalization and dilution should be updated.

Response: The Company has amended page 13 and other relevant sections of the Amendment in response to the Staff’s comment

7.	The first full risk factor on page 23 indicates that your operations have not been materially and negatively impacted by COVID-related matters during 2022. Please reconcile with the disclosures on pages 64-65. Also update the disclosure in the last two paragraphs on page 62.

Response: The Company has amended pages 23 and 62 in response to the Staff’s comment.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Huajian Xu